EXHIBIT 10.22

Compensatory Arrangements with Non-Employee Directors

Each non-employee director (other than the chairman of the board) of PLC Systems Inc. (the “Company”) receives $12,000 per year and the chairman of the board receives $24,000 per year, paid in quarterly installments. In addition, non-employee directors (other than the chairman of the board) who serve as chairman of a committee receive an additional $500 per quarter and those who serve on more than one committee also receive an additional $500 per quarter. At a meeting held on March 2, 2010, the board of directors voted unanimously to suspend all director fees that they otherwise would be entitled to receive until such time as the board of directors votes at a subsequent meeting to reinstate them. The Company reimburses its directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and committees of the board of directors.

The Company also grants stock options to its non-employee directors. Generally, on the date of their initial election to the board of directors, new non-employee directors receive an initial grant of an option to purchase 30,000 shares of the Company’s common stock that vests in installments over three years. Once the initial grant has fully vested, non-employee directors (other than the chairman of the board) receive an annual grant of an option to purchase 15,000 shares of the Company’s common stock that generally vests in four equal quarterly installments. The chairman of the board receives an annual grant of an option to purchase 30,000 shares of the Company’s common stock that generally vests in four equal quarterly installments. The annual grants are generally made on the date of the Company’s annual meeting of shareholders.  All such options have an exercise price equal to the fair market value of the Company’s common stock on the date of grant.